Exhibit 99.1

21 June 2021

Notice of extraordinary general meeting

Evaxion biotech a/S

7 July 2021 at 18.00 (CEST)

The board of directors hereby convenes an Extraordinary General Meeting of Evaxion Biotech A/S, company registration (CVR) no. 31 76 28 63 (the "Company"), to be held on

7 July 2021 at 18.00 (CEST)

at c/o Evaxion Biotech A/S, Dr Neergaards Vej 5F, 2920 Hørsholm, Denmark.

AGENDA AND COMPLETE PROPOSALS

1.	Proposals to authorize the board of directors to increase the share capital

The board of directors proposes to amend the articles of association by adopting a new authorization for the board of directors to increase the Company's share capital by up to nominal DKK 12,000,000 without pre-emptive rights for the existing shareholders of the Company.

The board of directors specifically proposes that the existing section 3.3. is replaced with following wording as a new section 3.3 in the articles of association:

"The board of directors is until 30 June 2026 authorized at one or more times to increase the company’s share capital by up to nominal DKK 12,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization may be carried out by the board of directors by way of cash contributions at or below market price. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.

For shares issued pursuant to this section 3.3 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the Company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital."

2.	Authorization to the chairman of the meeting

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the general meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

3.	Miscellaneous

Hørsholm, Denmark, 21 June 2021

The board of directors of Evaxion Biotech A/S

Marianne Søgaard

Chairperson of the board of directors

Further information

Adoption requirements

The proposal under agenda item 1 must be adopted by a majority of not less than nine tenths of all votes cast and of the share capital represented at the Extraordinary General Meeting.

The proposal under agenda item 2 may be adopted by a simple majority of the votes cast.

Share capital and voting rights

The Company's nominal share capital currently amounts to DKK 19,198,668 divided into 19,198,668 shares of DKK 1 nominal value. At the Extraordinary General Meeting, each share carries one vote.

The right of a shareholder to attend the Extraordinary General Meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of ownership received by the Company for the purpose of registration in the register of shareholders.

The record date is 30 June 2021.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Attendance and admission

Shareholders, proxies and any accompanying advisor wishing to attend the Annual General Meeting in person must have an admission card. Admission cards may be ordered on the Company's website: www.evaxion-biotech.com/egm2021 or the website of Computershare: www.computershare.com.

Admission cards must be ordered no later than 2 July 2021 at 23.59 (CEST).

In order to protect the health and safety of all due to the ongoing COVID-19 situation, we strongly recommend that shareholders make use of the possibility to give proxy or vote by correspondence instead of opting for physical attendance at the Extraordinary General Meeting.

Proxy

Shareholders can vote by proxy no later than 5 July 2021 at 23.59 (CEST).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com/egm2021. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45460998. Computershare must receive completed proxy forms no later than 5 July 2021 at 23.59 (CEST).

Proxies may also be granted electronically on the Company's website, www.evaxion-biotech.com/egm2021, or on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 5 July 2021 at 23.59 (CEST).

Votes by correspondence

Shareholders can vote by correspondence no later than 5 July 2021 at 23.59 (CEST).

The vote by correspondence can be submitted in writing by using the correspondence form which is attached to convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com/egm2021. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45460998.

Electronic voting

It is also possible to vote electronically on the website of Computershare, www.computershare.dk, by using the Computershare username and password.

Additional information

On the Company's website, www.evaxion-biotech.com/egm2021, the following information is available:

-	The notice convening the General Meeting (the agenda/the complete proposals)

-	The proxy and vote by correspondence form

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

The Extraordinary General Meeting will be conducted in English according to section 4.7 of the Company's articles of association.

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